December 8, 2023

VIA EDGAR CORRESPONDENCE

Anu Dubey

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ProShares Trust (the "Trust") (File Nos. 811-21114 and 333-89822)

Dear Ms. Dubey:

On May 26, 2023, the Trust filed with the Securities and Exchange Commission (the "Commission") Post-Effective Amendment No. 269 under the Securities Act of 1933, as amended (the "1933 Act") and Amendment No. 278 under the Investment Company Act of 1940, as amended (the "1940 Act") to the Trust's registration statement (collectively, the "Amendment"). The Amendment was filed for the purpose of adding a new ETF to the Trust – the ProShares S&P 500 High Income ETF (formerly, the ProShares S&P 500 Enhanced Covered Call ETF) (the "Fund").

We received comments from you relating to the Amendment on June 30, 2023. The Trust responded to those comments on November 30, 2023. On December 5, 2023, we received additional comments from you. For your convenience and reference, we have summarized these comments in this letter and provided the Trust's response below each such comment. The Trust will file a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the "B-Filing"). The B-Filing is being made for the purpose of incorporating modifications to the Fund's prospectus and statement of additional information in response to your comments on the Amendment as described in this letter and to make other minor and conforming changes.

Prospectus

Cover Page

1.Comment: Please update the EDGAR series and class identification information to reflect the Fund's new name.

Response: The series and class identification information has been updated. Fees and Expenses of the Fund

2.Comment: Please add an estimate of interest and dividend expenses relating to the Fund's short call positions to the "other expenses" line item or explain why an estimate of 0.00% for "other expenses" is appropriate.

Response: The Fund will not hold short call positions. The Fund gains its exposure to the Index through investments in equity securities and financial instruments such as swaps and futures contracts. The Trust believes the estimate of 0.00% for "other expenses" is appropriate.

Principal Investment Strategies

3.Comment: In the following sentence, please add "total return" following "S&P 500 Index" or explain why the additional language is not appropriate.

"The Index is designed to replicate an investment strategy that combines a long position in the S&P 500 Index with a short position in S&P 500 Index call options."

Response: The Trust respectfully declines to make this change as the total return version of the S&P 500 Index is generally referred to as simply the "S&P 500 Index". Adding "total return" therefore might potentially confuse investors unfamiliar with this convention.

4.Comment: Please clarify what the following sentence means: "The long component of the Index receives a weighting of 100% at the end of each day."

Response: The Trust has removed the disclosure.

5.Comment: Please reconsider the following two comments provided on June 30, 2023. In regard to (b), should the reference to "market capitalization-weighted index of 500 U.S. operating companies and real estate investment trusts"" refer to the weighting of the covered call index rather than the S&P 500 Index.

(a)Please disclose the number (or a range) of the long and short components in the Index.

(b)Please disclose the weighting of the long component of the Index.

Response: In regard to (a), the Trust believes the response included in its November 30, 2023 correspondence letter is appropriate as it does not believe this information would be meaningful to most investors: "The Trust respectfully declines to add a specific number of (or range of) long and short Index components as, this will change over time so disclosing components (or a range) as of a particular date may not be useful to investors."

In regard to (b), the Trust believes the response included in its November 30, 2023 correspondence letter is appropriate as it does not believe this information would be meaningful to most investors: "The Trust respectfully declines to disclose the weightings of the long portion of the Index as this will change over time and disclosing the weighting as of a particular date may not be useful to investors."

Additionally, the reference to the S&P 500 Index is accurate.

6.Comment: In regard to the paragraph beginning with "The Fund intends to make distributions each month".", please revise to remove the disclosure of both the annualized distribution yield ranges. The Staff references Rule 156(b)(2)(ii) under the 1933 Act and acknowledges while the Rule applies to sales literature, the Staff is concerned about the predictive claim of distributions from the Fund.

Response: The Trust has removed the following disclosure:

"To provide a more stable level of income, under normal circumstances, the Fund seeks to make distributions resulting in an annualized distribution yield of at least [X]% but not greater than [Y]."

7.Comment: Under the "Equity Securities" bullet point, please revise to modify the reference to "common stock" with a reference to companies listed on the S&P 500 Index.

Response: The Trust has revised the disclosure as follows:

Equity Securities – Common stock issued by public companies that are included in the

Index.

8.Comment: Under the "Derivatives" bullet point, please consider whether the words "bonds" and "interest rates" are appropriate given the Fund is not investing in bond or interest rate derivatives.

Response: The Trust has revised the disclosure as follows:

"Derivatives — Financial instruments whose value is derived from the value of an underlying asset or benchmark, such as equity securities or an index. ~~stocks, bonds, funds (including exchange-traded funds ("ETFs")), interest rates or indexes~~. The Fund invests in derivatives in order to gain exposure to the Index. These derivatives principally include:"

9.Comment: Under the "Swap Agreements" and "Futures Contracts" bullet points, please be specific as to what the underlying asset is of the swap and futures contract that the Fund will principally invest in. For instance, consider changing terminology like "underlying asset or benchmark" or "an asset."

Response: The Trust has revised the disclosure as follows:

Swap Agreements — Contracts entered into primarily with major global financial institutions for a specified period ranging from a day to more than one year. In a standard swap transaction, two parties agree to exchange or "swap" payments based on the change in value of an underlying asset or benchmark. For example, two parties may agree to exchange the return (or differentials in rates of returns) earned or realized on a particular investment or instrument. The Fund enters into swap agreements that reflect the performance characteristics of an investment strategy that sells daily S&P 500 Index call options.

Futures Contracts — Standardized contracts that obligate the parties to buy or sell an asset at a predetermined price and date in the future. The Fund may enter into

S&P 500 Index futures contracts.

10:Comment: Under the "Money Market Instruments" bullet point, please replace "expects that" with more definitive language.

Money Market Instruments — The Fund expects that any cash balances maintained in connection with its use of derivatives will typically be held in high quality, short- term money market instruments, for example:

Response: The Trust believes the current disclosure is appropriate and respectfully declines to revise.

11.Comment: In the following paragraph, please clearly disclose whether the Fund primarily utilizes a replication strategy or a representative sampling strategy as its principal strategy. The disclosure seems to indicate that the Fund uses both primarily.

Response: The Trust believes that the current disclosure accurately describes how the Advisor will manage the Fund. The Trust therefore respectfully declines to make the requested change.

12.Comment: Please explain why the Trust has removed the paragraph relating to concentration:

"The Fund will concentrate (i.e., invest in securities that represent 25 percent or more of the value of the Index) or focus (i.e., invest in securities that represent a substantial portion of its value, but less than 25 percent) its investments in a particular industry or group of industries to approximately the same extent the Index is so concentrated or focused. As of April 30, 2023, the Index was not concentrated in an industry group."

This disclosure is required by Item 4(a) of Form N-1A.

Response: The above disclosure on concentration has been relocated into the following risk disclosure and will appear after the risk titled "Equity and Market Risk" in the summary prospectus in the B-Filing.

"Industry Concentration Risk— The Index may have a significant portion of its value in issuers in an industry or group of industries. The Fund will allocate its investments to approximately the same extent as the Index. As a result, the Fund may be subject to greater market fluctuations than a fund that is more broadly invested across industries. As of July 31, 2023, the Index had a significant portion of its value in issuers in the information technology industry group.

Information Technology Industry Risk — Companies in this industry may experience: intense competition, obsolescence of existing technology, and changing economic conditions and government regulation."

Principal Risks

13.Comment: Please add back in the language "You could lose money by investing in the Fund" as it is required by Item 4(b)(1)(i) of Form N-1A.

Response: The Trust has revised the disclosure to add the sentence directly following the header "Principal Risks" in the summary prospectus.

14.Comment: In "Monthly Distribution Risk" please remove the range of distributions.

Response: The Trust has removed the following disclosure:

"There is no guarantee that the dividend and call premium income will be sufficient to support a distribution of at least [Y]%."

15.Comment: In regard to the below disclosure and given that it is likely that all or some portion of distributions are return of capital, please explain how "high income" in the Fund's name is appropriate, or alternatively, revise the Fund's name. While, it is a distribution, the Staff does not view the return of capital as income.

"Consequently, all or a portion of a monthly distribution will likely be treated as a return of capital for tax purposes. In general, a distribution that is treated as return of capital is not taxable unless it exceeds your tax basis in the shares, but it may increase the amount of your taxable gain when you sell your shares.] You should consult your tax advisor as to the tax consequences of acquiring, owning and disposing of Shares in the Fund."

Response: The Fund will no longer seek to make minimum monthly distributions. Since this change in approach reduces the likelihood of return of capital distributions, the above disclosure will be deleted in the B-Filing, as will other language referencing minimum distribution amounts or yields.

The Trust believes it is appropriate to include "high income" in the Fund's name because the Fund seeks to generate high income by capturing the dividends and income received from its S&P 500 Index daily covered call strategy (through its investment in S&P 500 Index securities and swap agreements designed to capture the premium income from selling daily call options). The Fund expects to make distributions that reflect these dividends and call premiums on a monthly basis.

16.Comment: Given the language mentioned in Comment #15 above, please disclose the possibility of return of capital in the principal investment strategies section of the summary prospectus.

Response: As noted, the language mentioned in Comment #15 above has been deleted as the Fund will no longer seek to make minimum monthly distributions and therefore respectfully declines to make this change.

17.Comment: Under "Industry Concentration Risk", the disclosure notes that the Fund will have a "significant portion of its value in issuers in the information technology group." Please disclose this exposure in the principal investment strategies section of the summary prospectus (see also Comment 12).

Response: Please see Response to Comment #12. The Trust has disclosed risks associated with investments in issuers in the information technology group in its risk disclosure in the summary prospectus. The Trust believes the location of this disclosure in the "Principal Risk" section rather than the "Principal Strategies" section is appropriate.

Investment Objective, Principal Investment Strategies and Related Risks

18.Comment: The Staff acknowledges that the title "Additional Information Regarding Principal Risks" was revised pursuant to a prior comment. However, please review the second sentence and consider clarifying a reference to another heading. This heading referenced is to principal risks, and the "other risks" are shown elsewhere. Please distinguish between which risks are principal to those that are non-principal.

Response: The Trust has revised the disclosure as follows:

Like all investments, investing in the Fund entails risks. The factors most likely to have a significant impact on the Fund's portfolio are called "principal risks." The principal risks for the Fund are described in the Fund's Summary Prospectus and additional information regarding certain of these risks, as well as information related to other potential risks to which the Fund may be subjected, is provided below and under the section titled "Other Risks.". The principal risks are intended to provide information about the factors likely to have a significant adverse impact on the Fund's returns and consequently the value of an investment in the Fund.

19.Comment: Please consider revising the last sentence of the below paragraph. An investor cannot waive his or her rights under the Federal Securities laws.

This Prospectus provides information concerning the Trust and the Fund that you should consider in determining whether to purchase shares of the Fund. None of this Prospectus, the SAI or any contract that is an exhibit to the Trust's registration statement, is intended to, nor does it, give rise to an agreement or contract between the Trust or the Fund and any investor, or give rise to any contract or other rights in any individual shareholder, group of shareholders or other person than any rights conferred explicitly except as may be otherwise provided by federal or state securities laws that may not be waived.

Response: The Trust has revised the disclosure as follows:

This Prospectus provides information concerning the Trust and the Fund that you should consider in determining whether to purchase shares of the Fund. None of this Prospectus, the SAI or any contract that is an exhibit to the Trust's registration statement, is intended to, nor does it, give rise to an agreement or contract between the Trust or the Fund and any investor, or give rise to any contract or other rights in any individual shareholder, group of shareholders or other person ~~than any rights conferred explicitly~~ except as may be otherwise provided by federal or state securities laws. ~~that may not be waived.~~

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We hope that these responses adequately address your comments. If you or any other SEC staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6400. Thank you for your time and attention to this filing.

Very truly yours,

/s/ Cynthia D. Baughman

ProShare Advisors LLC

Director, Counsel